Mail Stop 4561

July 15, 2009

Wagner Massao Yomoguita
President
Patents Professional, Inc.
112 North Curry Street
Carson City, Nevada 89703

> **Re:**   **Patents Professional, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed June 16, 2009**
>   **File No. 333-160031**

Dear Mr. Yamoguita:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   In event of delay in the effective date of the registration statement, please update the financial statements pursuant to Rule 8-08 of Regulation S-X.

Summary Information

Summary Information about Patents Professional, Inc.

2.   Please revise your second paragraph to disclose that you have not realized any revenues and that you have had limited operations to date.

3.   Please revise this section to provide a more complete overview of the business model you plan to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable, sustainable business. Concisely describe the business plan you propose to implement in order for the company to generate revenues. Please disclose what you must accomplish to begin providing "patent consulting and technology transfer services," and explain how and when you expect to sell your services. Briefly describe the material steps you must take to reach operational status, as well as estimated costs and timetables for each step.

Risk Factors

A Summary of Risk Factors that Patents Professional is Subject to

4.   It appears that the summary of the risk factors serves no material purpose, and we suggest that this could be removed.

Risk Related to this Offering

"(21) If a market for our common stock does not develop . . . ."

5.   Please remove any references to "listing" or "listed or traded" on the OTCBB here and throughout the prospectus, and clarify that you are seeking quotation on the OTC Bulletin Board.

Use of Proceeds

6.   Please disclose the net offering proceeds for each scenario. In addition, you present your operating expenses rather than the intended uses of net proceeds and the amount intended for each purpose. Please revise. See Item 504 of Regulation S-K.

Dilution

7.   We note that the tangible book value per share is listed as $0.0004 per share. However, it appears that this amount should be ($0.0004) per share. Please revise the filing accordingly.

Description of Securities

Anti-Takeover Provisions

8.   Considering that your corporate offices are located in Nevada, please explain your statement that you do not do business in Nevada and that you do not intend to do so in the future.

Description of Business

Market Opportunity

9.   Please provide independent support for your statement that the global market opportunity for technology transfer services is estimated at $150 billion annually, as well as the date of this estimate. If the market studies that support your statement predate the current economic downturn, please also tell us your views regarding whether information extracted from these or any other reports prepared prior to the current economic downturn provide meaningful and reliable information to potential investors. If applicable, tell us what consideration you have given to including prominent disclosure concerning how economic conditions may affect the usefulness of the cited information. Also tell us whether you are aware of similar market studies that have been prepared after September 2008, if the market studies that support your estimate predate the current economic downturn.

Available Information

10.   Please note that because you will be a Section 15(d) filer you will not be subject to Section 14 of the Exchange Act proxy rules, so your reference to proxy statements should be modified accordingly.

Financial Statements

Notes to the Financial Statements

Note 4. Capital Stock

11.   Your disclosures in Note 4 indicate that the Company's capitalization is 95,000,000 common shares with a par value of $0.001 per share. However, elsewhere throughout the filing you have indicated that the Company has 75,000,000 authorized shares. Please revise the filing to correct this reference, as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Liquidity

12.   We note your disclosure that as of March 31, 2009 you had $255 in cash, and that
        the amount you receive from this offering will likely allow you to operate for at
        least one year. Please disclose the current monthly or quarterly rate at which you
        use cash in your operations. Discuss whether this rate of cash usage is expected
        to increase over the next 12 months. In quantitative terms, disclose your estimate
        of the minimum amount of capital you need to fund expected operations over the
        next 12 months, including your expenses as a public company. Please also revise
        your appropriate risk factor disclosure on page 3 to provide quantitative
        information regarding your estimated needs for capital during a minimum of 12
        months following the date of the prospectus. See Item 303(a)(1) of Regulation S-
        K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Directors and Executive Officers

Business Experience

13.   Please clarify the nature of Mr. Yomoguita's import/export business that he has
        conducted over the last eight years.

Part II- Information Not Required in the Prospectus

Recent Sales of Unregistered Securities

14.   We note that on January 20, 2009, the Company issued a total of 9,500,000 shares
        of common stock to Mr. Wagner Massao Yomoguita, your sole officer and
        director, for total cash consideration of $9,500, which has been reflected in your
        December 31, 2008 audited financial statements as a stock subscription receivable
        and common stock outstanding. Please tell us the date that you entered into the
        subscription agreement and tell us how you determined it was appropriate to
        record these shares as outstanding at December 31, 2008.

15.   Moreover, if a subscription agreement exists between the Company and Mr.
        Yomoguita please file the document as an exhibit to the registration statement.
        See Item 601(b)(10)(i)(A) of Regulation S-K. Please also indicate in your
        response letter how the $4,500 subscription receivables balance outstanding on
        the $9,500 in common stock sold to Mr. Yomoguita is consistent with the
        prohibition on personal loans to executives and directors contained in Section
        13(k) of the Exchange Act.

****

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with each amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Megan Akst at (202) 551-3407 or, in her absence, Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, the undersigned at (202) 551-3735 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (206) 260-0111
        Thomas E. Puzzo, Esq.
        Law Offices of Thomas E. Puzzo, PLLC